Endeavour Silver Completes Acquisition of Oro Silver Resources Ltd.

VANCOUVER, BC -- (Marketwired - May 30, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) (the "Company or "Endeavour") is pleased to announce completion of the acquisition of Oro Silver Resources Ltd., a wholly-owned subsidiary of Canarc, which holds the El Compas gold-silver mine property and a five-year renewable lease on the 500 tonne per day La Plata ore processing plant in Zacatecas, Mexico. Details of the acquisition were previously announced by news release dated May 9, 2016.

In connection with the acquisition, Endeavour has issued 2,147,239 common shares to Canarc, and has assumed Canarc's obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd.

About Endeavour -- Endeavour is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the Company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. The Company finds, builds and operates quality silver mines in a sustainable way with the goal of creating value for all stakeholders.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that relate to anticipated future prospects of El Compas and other statements relating to the El Compas property. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes. As a result, the Company cannot guarantee that the proposed acquisition will be completed on the terms and within the time disclosed herein or at all. These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Contact Information -- For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com